Exhibit 99.2

The9 Limited Signs Joint Venture Agreement with Shenzhen EN-plus Technologies Co., Ltd.

SHANGHAI, May 26, 2019 /PRNewswire/ -- The9 Limited (Nasdaq: NCTY) ("The9"), an established Internet company, today announced that its wholly owned subsidiary Shanghai Jiuchang Investment Co., Ltd. has signed a joint venture agreement (the "JV agreement") with Shenzhen EN-plus Technologies Co., Ltd. ("EN+"), an electric vehicle charging equipment company incorporated in China, to establish a joint venture (the "JV") to engage in sales of new energy electric vehicle charging equipment, investment, construction and operation of charging stations, and provision of operational services for urban charging equipment and platforms for electric vehicles.

According to the JV Agreement, The9 will make a cash investment of RMB50 million in the JV in consideration for which it will receive 80% equity interest in the JV, and EN+ will contribute its current and future proprietary electric vehicle charging technology to the JV in consideration for which it will receive a 20% equity interest of the JV. The JV plans to set up 10-20 charging stations in the first year after the capital injection, and set up 30-50 charging stations in the second year after the capital injection. The9's capital injection to the JV will depend on the progress of business development of the JV, subject to the mutual consent of the parties to the JV agreement.

In this JV cooperation, The9 will be responsible for the market development of the JV and the construction and operation of electric vehicle charging stations owned by the JV; EN+ will provide the JV with the latest product design, quality standards and production technology, free of charge, to ensure that the quality of the JV's products meets the technical requirements of relevant industry standards in China. EN+ will also provide technical support to the JV and train the relevant personnel of the JV, free of charge, and will be responsible for the after-sales service and maintenance of the JV's products.

"We believe that the commitments we have recently made to investment in an electric vehicle manufacturer and in a charging equipment and platform company through the recent joint venture agreements we have entered into demonstrate our commitment to pursuing our goal of becoming a diversified high-tech company that has both an Internet and an electric vehicle business...Our plan is to integrate the upstream and downstream industry resources of the electric vehicle business and our vision is to make contribution to China's development of proprietary new energy electric vehicle industry," said Mr. Jun Zhu, CEO of The9.

About The9 Limited

The9 Limited ("The9") is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

About Shenzhen EN-plus Technologies Co., Ltd.

Headquartered in Shenzhen, China, Shenzhen EN-plus Technologies Co., Ltd. ("EN+") is a global supplier of research and development, production, sales and operation platforms for new energy electric vehicle charging equipment. EN+ focuses on high-tech electric vehicle charging, with existing proprietary products including AC charger, DC charger, power module and charge management system (APP/WeChat/cloud platform). EN+ provides integrated hardware and software charging solutions, as well as integrated customization services. Currently, EN+ technology obtained 25 issued patents and had 25 pending patents applications in China. EN+'s products are being used in more than 20 provinces and cities in China. EN+'s platform is connected to more than 400 charging stations and more than 100 electric vehicle charging companies and operators. At the same time, EN+'s products and platforms have been exported to 14 countries and regions.

For further information, please contact:

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com

Website: https://www.the9.com/en